UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Definitive Healthcare Corp.

Full Name of Registrant

Former Name if Applicable

492 Old Connecticut Path, Suite 401

Address of Principal Executive Office (Street and Number)

Framingham, Massachusetts 01701

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Definitive Healthcare Corp. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Q2 2023 Quarterly Report”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period.

As previously disclosed, on July 31, 2023, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”), based on the recommendation of, and after consultation with, the Company’s management, and as discussed with Deloitte & Touche LLP (“Deloitte & Touche”), the Company’s independent registered public accounting firm, concluded that the Company’s previously issued audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021, and 2020, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Annual Report”), and the Company’s unaudited condensed consolidated financial statements included in the Quarterly Reports on Form 10-Q for the quarterly periods within those years (the “Historical Quarterly Reports”), as well as the unaudited condensed consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “Q1 2023 Quarterly Report” and, together with the 2022 Annual Report and the Historical Quarterly Reports, the “Reports,” and all financial statements, included in the Reports, collectively the “Affected Financials”), should no longer be relied upon and should be restated due to the matters described below.

In the first quarter of 2023, the Company began a review of its sales tax positions, and related accounting matters, with the assistance of outside consultants. As a result of the review, the Company determined during the second quarter of 2023 that sales in certain states were subject to sales tax and that the Company had not assessed such sales tax on sales of its services to customers. While the Company is still in the process of assessing the taxability of certain customers, the Company determined that it did not accrue sales taxes and will record sales tax accruals through general and administrative expense as of the end of the periods presented in the Reports. These accrual amounts assume that (i) customers who have not yet provided certificates or other documentation of exemption from sales tax are taxable, (ii) maximum interest and penalty assessments may be imposed, and (iii) the Company will not receive waivers of interest and penalties or other benefits under agreements it may obtain with jurisdictions from its outreach with voluntarily disclosures. The Company expects to make adjustments to the sales tax liability in future periods as and if it obtains any waivers of interest and penalties or other benefits from its voluntary disclosures and as and if it obtains additional documentation from customers supporting exemption from sales tax. The Company also expects to adjust tax receivable agreement (“TRA”) remeasurement gains and losses and amounts attributable to noncontrolling interests for an allocable share of the sales tax adjustment amounts.

The Company expects to record an aggregate increase to previously reported general and administrative expense of between $6.8 million to $10.2 million over the periods impacted, with an offset to accrued expenses. In addition, TRA remeasurement gains recorded in other income (expense), net are expected to increase previously reported gains between $0.5 million to $0.7 million over the periods impacted, with offsets to the TRA liability, net of current portion and additional paid-in-capital. Lastly, the amounts attributable to noncontrolling interest for its allocable share of the sales tax adjustment amounts will increase previously reported loss allocable to noncontrolling interests between $1.1 million to $1.7 million over the periods impacted, with offsets to noncontrolling interests and additional paid-in-capital within stockholders’ equity.

Despite working diligently to timely file its Q2 2023 Quarterly Report, the Company will be unable to complete all work necessary to timely file its Q2 2023 Quarterly Report, including the determination of all required adjustments thereto and the corresponding impact on the financial statements to be included in the Company’s Q2 2023 Quarterly Report and evaluation of its internal controls and procedures and disclosure controls and procedures. The Company expects to file its Q2 2023 Quarterly Report with the SEC as soon as practicable, and no later than the fifth calendar day following the prescribed due date, in accordance with Rule 12b-25.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Richard Booth	508	720-4224
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Company is not yet able to make a reasonable estimate of the anticipated changes in its results of operations for the quarter ended June 30, 2023 as compared to June 30, 2022.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by words or phrases written in the future tense and/or preceded by words such as “likely,” “should,” “may,” “will,” “contemplates,” “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” or similar words or variations thereof, or the negative thereof, references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements regarding the expected quantitative effects of the restatement described above[, the Company’s expectation that it will make adjustments to the [sales tax accrual charge] in future periods as and if it obtains sales tax exemption certificates from customers and any benefits from its voluntary disclosures] and the Company’s expected timing for filing the Q2 2023 Quarterly Report.

Forward-looking statements are based on the Company’s current expectations and assumptions regarding the Company’s business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the discovery of additional information relevant to the Affected Financials; changes in the effects of the restatement on the Company’s financial statements or financial results; [the Company’s ability to obtain additional sales tax exemption certificates from customers; the Company’s ability to obtain any waivers of interest and penalties or other benefits from its voluntary disclosures]; and the risk that the completion and filing of the Q2 2023 Quarterly Report will take longer than expected and will not be completed by the extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended. Additional factors or events that could cause actual results to differ from these forward-looking statements may emerge from time to time, and it is not possible for the Company to predict all of them.

For additional discussion of factors that could impact the Company’s operational and financial results, refer to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, its Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other subsequent SEC filings, which are or will be available on the Investor Relations page of the Company’s website at ir.definitivehc.com and on the SEC website at www.sec.gov.

All information in this Form 12b-25 speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update this information, whether as a result of new information, future developments or otherwise, except as may be required by law.

Definitive Healthcare Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 1, 2023	By:	/S/ RICHARD BOOTH
Name: Richard Booth
Title: Chief Financial Officer